May 11, 2022

Michael Fay and Brian Cascio

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Bio-Rad Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-07928

Dear Messrs. Fay and Cascio:

Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated April 27, 2022 from the Staff of the Securities & Exchange Commission (“Staff”) regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Year Ended December 31, 2021

Consolidated Financial Statements, page 38

1.	We note from your disclosure that you determined that you do not have significant influence over Sartorius AG. Please address the following:

Given your investment in excess of 20% of the voting stock, explain how you believe the presumption in ASC 323-10-15-8 that, in the absence of predominant evidence to the contrary, you have significant influence has been overcome. In your response, please discuss whether any of the relevant indicators described in ASC 323-10-15-10 would apply.

Response:

As a preliminary matter, we would like to say that Bio-Rad does not participate – at all – in the management or operations of Sartorius AG. We do not have any representation on the Supervisory Board, we do not have the right to a seat on the Supervisory Board, we do not advise or direct Sartorius AG on the operations or strategy of its business, and we do not have contractual or statutory rights to do so. While we are a large stockholder, we are not the largest stockholder. The Sartorius Trust owns a controlling interest in Sartorius AG and hence has the sole ability to appoint all members of the Supervisory Board. Bio-Rad has no voting or other agreements or understandings with the Sartorius Trust, and is not in regular communication with the Sartorius Trust.

The company’s conclusion that the presumption of significant influence has been overcome is largely based on the fact that the Company has insufficient financial information to apply the equity method. The Company has reached out to Sartorius AG and they have repeatedly declined to provide the necessary operating and financial information (refer to ASC 323-10-15-10(d) further discussed below).

The assessment of the other indicators as noted below are either not applicable or provide further evidence that significant influence does not exist.

The Company’s assessment of the applicability of ASC 323-10-15-10 is as follows:

a. Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.

There are no instances of litigation or written opposition nor has Bio-Rad taken any actions to attempt to exercise significant influence that would give rise to such a response from Sartorius.

b. The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder. (Under a standstill agreement, the investor usually agrees not to increase its current holdings. Those agreements are commonly used to compromise disputes if an investee is fighting against a takeover attempt or an increase in an investor’s percentage ownership. Depending on their provisions, the agreements may modify an investor’s rights or may increase certain rights and restrict others compared with the situation of an investor without such an agreement.)

There are no agreements in place between Bio-Rad and Sartorius in which the Company has surrendered significant rights as a shareholder. For instance, if we wanted to increase our shareholding, we could attempt to buy incremental shares on the open market without interference of Sartorius.

c. Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

The Sartorius Trust holds 50.1% of the ordinary shares of Sartorius. Sartorius is operated without the input or views of Bio-Rad as Bio-Rad has no representation on the either the Supervisory Board or Executive Board of Sartorius. We note that based on the ownership percentage of the Sartorius Trust, the Trust can prevent Bio-Rad from obtaining a Supervisory Board seat, even if we were to seek one (which we have not), since election to the Supervisory Board requires the majority vote of the ordinary shares.

d. The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

Although Sartorius AG is a publicly traded company in Germany and therefore is required to disclose its audited financial information on a half year and annual basis, the publicly disclosed financial statements are inadequate as presented to enable the Company to apply the equity method as they are presented based on the application of IFRSs as adopted by the EU (which has certain differences as IFRS as promulgated by the IASB), and therefore do not include any disclosures on reconciling the financial results to US GAAP. Furthermore, the basis for the audit opinions are not performed in accordance with International standards on auditing. The principal reason why the information as disclosed, is insufficient is that Sartorius AG reports its financial information that has been determined based on the application of IFRS.

Accordingly, if we were to apply the equity method of accounting, we will need to obtain more financial information than is available to other shareholders of Sartorius (outside of the Trust) as we will need to recast the Sartorius financial statements in accordance with US GAAP.

We’ve made multiple attempts in the past few years to obtain this non-public financial information from Sartorius, but were denied on the basis of confidentiality restrictions under German stock corporation law, which limits the ability of a company to selectively disclose confidential, non-public information to its shareholders. Sartorius indicated that the information requested was not even available from an accounting standpoint. Bio-Rad has no right to be provided with records or information that other shareholders would not be entitled to. In fact, German stock corporation law is designed to ensure that all shareholders have the same level of information. For example,

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while Bio-Rad (as any shareholder holding at least 1% of the share capital or nominally EUR 100,000 of shares) may apply to the court for the appointment of a special auditor investigating such issues as (i) the management of Sartorius; (ii) accounting irregularities or (iii) the relationship between the Sartorius Trust and Sartorius, the results of such audit will always go to all shareholders and not only Bio-Rad.

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if Bio-Rad were to have received non-public records or information from Sartorius management outside of the general meeting, German stock corporation law would require that every other shareholder, upon request, be provided with the same information.

The specific financial information requests we made were as follows:

In 2018, when we needed to assess the implications of the 2017 Tax Act on the Company’s income tax provision, we requested certain financial information from Sartorius, but Sartorius rejected the request due to confidentiality restrictions under German stock corporation law.

In 2021, due to the consistent increase in the Sartorius stock price and the resultant size and increased value of the shareholders’ interests, we deemed it appropriate to perform an assessment to reaffirm our historical accounting conclusion regarding our inability to exercise significant influence over Sartorius. We requested certain financial information from Sartorius that would enable the Company to reconcile Sartorius reported financial results from IFRS to US GAAP. The request included either a reconciliation of Sartorius reported financial results to US GAAP or financial information necessary to enable Bio-Rad to perform such a reconciliation. Sartorius again rejected this request due to confidentiality restrictions under German stock corporation law.

We then proceeded to perform an assessment to determine whether the publicly available information relating to Sartorius contains a sufficient level of detail to allow Bio-Rad to perform a reconciliation to US GAAP. As part of this process, Bio-Rad identified the areas of difference between Sartorius’ reported financial information under IFRS and US GAAP that could potentially result in a material difference if Bio-Rad had to record Sartorius under the equity method of accounting. We further identified the specific information that is needed to reconcile and quantify such potential differences and submitted a follow-up request to Sartorius for a more limited set of information specific to the items identified from our assessment of the publicly available information. Sartorius again rejected this request due to confidentiality restrictions under German stock corporation law.

We have thus concluded that Sartorius, in accordance with its legal obligations, will not selectively disclose confidential, non-public information to Bio-Rad; information that is not generally provided to all shareholders in accordance with German Law

We believe we have taken reasonable steps to obtain financial information that will be necessary to apply the equity method of accounting and failed to obtain such information.

e. The investor tries and fails to obtain representation on the investee’s board of directors.

Bio-Rad has no representation on Sartorius’ Supervisory Board and has not tried to obtain such representation. While Bio-Rad has been offered the opportunity to nominate representation for one or more board seats on Sartorius’ Supervisory Board, Bio-Rad has declined this opportunity. Even if we had not declined, Bio-Rad’s nomination would be subject to the vote of Sartorius shareholders at the annual general meeting.

Other considerations

We assessed whether the Company’s rights under German corporation law based on its ownership interest indicates that the Company could have significant influence over the operating and financial policies of Sartorius. The size of Bio-Rad’s ownership interest in Sartorius, provides Bio-Rad with certain statutory “veto” rights over company decisions requiring super-majority approval of shareholders (as provided under German law). These veto rights are protective in nature and do not provide Bio-Rad with significant influence over the day-to-day operating and financial activities of Sartorius. The type of “fundamental” resolutions requiring super-majority approval include such decisions as:

•	amendment of the purpose clause in the Articles of Association;

•	sale of all or nearly all of the assets;

•	capital increase without subscription rights;

•	contingent capital increase and issue of comparable securities;

•	liquidation;

•	approval of a domination agreement and a profit and loss pooling agreement;

•	merger, change of corporate form , corporate split-up, spin-off and hive-down ;

•	removal of supervisory board members from office;

•	authorization of defense measures under the German Takeover Act.

The ability to exercise such supermajority rights/veto rights occurs very rarely, as they are protective in nature and again have no bearing on the ongoing operating and financial policies of Sartorius. We are not aware of Bio-Rad ever having the opportunity to exercise these supermajority veto rights, and we are not aware that this situation will change in the future.

As a general matter under German law, the Executive Board of a German stock corporation manages the corporation independently and in the best interest of the corporation and its various stakeholders. In the absence of a formal domination agreement with a controlling shareholder, the Executive Board is not instructed by individual shareholders, the general meeting of shareholders or by the Supervisory Board.

In conclusion we believe Bio-Rad does not have the ability to exercise significant influence over Sartorius, within the meaning of ASC 323, and the presumption that the Company has the ability to exercise significant influence over Sartorius has been overcome.

Describe the governance structure of Sartorius AG, including the roles and responsibilities of the Supervisory Board and the Executive Board. Explain how board members are appointed, and the current composition of each board. Describe to us any rights you have in the governance of Sartorius AG, including rights to nominate or appoint a member or members to Sartorius AG’s boards or approve certain transactions. Describe what rights shareholders have in the governance of Sartorius AG, including the right or obligation to approve certain transactions or other company matters, and how such items are determined (e.g., majority shareholder vote, etc.). Describe to us the role the trust plays in the corporate governance of Sartorius AG (e.g., who votes the trust’s shares and any guidelines the trust or trustee must adhere to).

Response:

1.	Governance Structure of Sartorius AG

As a German stock corporation, Sartorius AG has a two-tier board structure providing for an Executive Board and a Supervisory Board while shareholders exercise their rights at the General Meeting. A description of these corporate bodies is provided below:

a.	Executive Board

•	The Executive Board is the management body of Sartorius AG, responsible for the day-to-day management and operation of the company.

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Its members are appointed by the Supervisory Board, which also determines the number of the Executive Board members (at least two). The Supervisory Board also has the power to terminate members of the Executive Board.

•	The Executive Board manages the company independently and is not subject to instructions by the General Meeting, individual shareholders or the Supervisory Board.

•	Current members of the Executive Board are: (i) Joachim Kreuzburg (CEO), (ii) Rainer Lehmann (CFO), (iii) René Fáber and (iv) Gerry Mackay.

b.	Supervisory Board

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The Supervisory Board is the supervisory body of Sartorius AG. It appoints and revokes the appointment of the members of the Executive Board, determines their compensation and supervises and controls their management of the company. It is also responsible for the representation of the company vis-à-vis the Executive Board members, e.g., in case of assertion of damage claims against them. While the Supervisory Board has no management duties, it can make certain acts of the Executive Board subject to its prior approval. In the case of Sartorius, the Supervisory Board has set forth a catalogue of such reserved matters.

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The Supervisory Board shall be composed of twelve members, six of which are elected by the General Meeting (shareholders’ representatives) and six of which are elected by the employees (employees’ representatives) pursuant to statutory so-called co-determination rules (which apply to Sartorius AG as the German Sartorius group has more than 2,000 employees). Election of shareholders’ representatives by the General Meeting requires simple majority of votes cast for each member. Members of the Executive Board must not become members of the Supervisory Board.

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Current members of the Supervisory Board are (i) Dr. Lothar Kappich (Chairman), (ii) Manfred Zaffke (Deputy Chairman), (iii) Annette Becker, (iv) Prof. David Raymond Ebsworth, (v) Dr. Daniela Favoccia, (vi) Petra Kirchhoff, (vii) Dietmar Müller, (viii) Ilke Hildegard Panzer, (ix) Frank Riemensperger, (x) Hermann Jens Ritzau, (xi) Prof. Dr. Klaus Rüdiger Trützschler and (xii) Sabrina Wirth.

•	The Supervisory Board has established the following committees: Executive Task Committee, Audit Committee, Conciliation Committee and Nomination Committee.

c.	General Meeting

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The General Meeting is the corporate body for the exercise of shareholders rights. The General Meeting has limited rights which are provided for by statutory law and which may not be extended. These rights include:

i.	Election of the members of the Supervisory Board (shareholders’ representatives only);

ii.	Granting of discharge (Entlastung) of the members of the Supervisory Board and the Executive Board;

iii.	Election of the statutory auditors;

iv.	Appropriation of profits;

v.	Amendments of the Articles of Association;

vi.	Capital increases or reductions;

vii.	Sale of all or substantially all assets of the company; and

viii.	Structural measures, such as mergers, carve-outs, change of legal form, conclusion of enterprise agreements such as domination and profit and loss transfer agreements.

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While resolutions of the General Meeting are generally adopted with simple majority of the votes castes, the matters under (v) to (viii) require a qualified majority of 75% of the represented share capital.

•	Generally, the General Meeting has no competency to resolve on management matters, unless the Executive Board explicitly requests approval of the General Meeting for a specific matter.

2.	Rights of Bio-Rad Laboratories, Inc. in Sartorius AG’s Governance

Bio-Rad Laboratories and its subsidiaries do not have any specific rights in Sartorius AG’s corporate bodies beyond their ability to exercise their voting rights in the General Meeting of Sartorius AG (see above for competencies of the General Meeting) and certain statutory (minority) shareholder rights (see below). In particular, we do not have any right to nominate or appoint board members and are not in a position to push through the appointment of a Supervisory Board member at the General Meeting against the voting power of the Sartorius Trust. Based on our ownership of approximately 37% of the voting shares of Sartorius AG, Bio-Rad does, however, have a de-facto veto right on certain protective matters requiring a qualified majority of 75% in the General Meeting (see above).

3.	Rights of Shareholders in the Governance of Sartorius AG

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All shareholders (holding Sartorius AG’s common shares) have a voting right in the General Meeting on the matters specified above. Each Sartorius AG common share carries one vote while preference shares do not carry a voting right (see below).

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Each shareholder, no matter how large or small its holdings, can make resolution proposals for agenda items of the General Meeting (including proposals for the election of the shareholders representatives on the Supervisory Board).

•	Furthermore, large minority shareholders have certain additional minority rights prescribed for by statutory law:

•	1% of the share capital (or nominally EUR 100,000):

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Initiation of special investigations: Application for court appointment of a special investigator investigating, inter alia, (i) irregularities in connection with the formation, a capital increase or the management of the corporation; (ii) accounting irregularities and (iii) the relationship between a controlling shareholder and a dependent corporation,

•	Initiation of derivative suits: Court application to be granted the right to bring a claim for damages against a member of the Executive or Supervisory Board on behalf of the company.

•	5% of the share capital (or nominally EUR 500,000): Right to request the Executive Board to convene a General Meeting or include a specific item on the agenda of a General Meeting.

•	10% (or nominally EUR 1,000,000): Initiation of derivative suits: Application for court appointment of a special representative to sue members of the Executive or Supervisory Board for damages.

4.	Role of the Trust

•	The Sartorius Trust holds approx. 50.1% of the common shares and the voting rights of Sartorius AG (on a fully diluted basis, counting in the treasury shares of Sartorius AG).

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Until mid-2028, the voting rights attached to the shares held by the Sartorius Trust will be exercised by a trustee, currently Dr. Lothar Kappich (chairman of the Supervisory Board). The trustee is entitled to exercise the voting rights at his own discretion and is in particular not subject to any instructions by the beneficiaries of the Sartorius Trust. The trustee and Bio-Rad have no agreement with respect to the exercise of their voting rights and do not act in concert with respect to the exercise of their voting rights.

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Based on historic voting patterns, the trustee typically exercises the voting rights of the Sartorius Trust in the General Meeting in line with the resolution proposals by the Executive and Supervisory Boards.

Describe any rights and privileges of the preference shares (e.g., dividend rights, liquidation preferences, approval or veto rights, notification rights, etc.).

Response:

Sartorius AG preference shares provide for the following features (compared to common shares):

•	Preferred dividend rights:

•	Additional dividend amounting to EUR 0.01 per share.

•	Minimum dividend: EUR 0.02 per share.

•	No voting right:

•	Preference shares generally do not carry voting rights, unless in the event of payment default with respect to the preferred dividend for more than one year.

•	A voting/approval right only exists with respect to the following limited matters:

•	Resolution on the termination or limitation of the preference rights.

•	Resolution on the issuance of new preference shares.

Describe any other agreements with Sartorius AG (e.g., management agreements, licenses, etc.).

Response:

Bio-Rad does not have any agreements with Sartorius that provide Bio-Rad with the ability to influence or direct the operations or financial policy of Sartorius, such as management agreements, restrictive licenses, voting agreements, or the like. However, Bio-Rad and its subsidiaries purchase and sell products, components and materials from and to Sartorius AG and its subsidiaries during the regular course of business. These transactions are not material to Bio-Rad and are typically done on a purchase order basis.

Provide us with additional background behind the 400 million Euros loan to Sartorius-Herbst Beteiligungen II GmbH in November 2021. Include a description of the purpose of the loan, how you came to be the issuer of the loan, how the loan is to be repaid, the circumstances that would result in receipt of ordinary shares of Sartorius AG, and the relationship between Sartorius-Herbst Beteiligungen II GmbH (as creditor) and Sartorius AG and how the creditor will likely have no other assets from which to repay the loan.

Response:

Description and Purpose of the Loan. On November 21, 2021, Bio-Rad Laboratories, Inc. granted a €400 million collateralized loan (the “Loan”) to Sartorius-Herbst Beteiligungen II GmbH, a private limited company incorporated under the laws of Germany (“SHB”). The Loan proceeds were used to partially finance the acquisition by Karen Sartorius-Herbst (”KSH”), the sole shareholder of SHB, of interests under the Sartorius Trust from another beneficiary of the Trust who was planning to sell the Trust interests to a third party. The Loan is collateralized by the pledge of certain Sartorius Trust interests, which upon termination of the Trust in July 2028 represent the right to receive Sartorius AG ordinary shares.    Interest on the Loan is payable annually in arrears at 1.5% per annum, and the entire principal amount, plus certain value appreciation rights associated with the Trust interests acquired with the proceeds from the Loan, is due at the latest on January 31, 2029, subject to certain events which could trigger payment prior to maturity. Sartorius AG is not a party to the Loan transaction.

How Bio-Rad came to be the issuer of the Loan. Bio-Rad came to be the issuer of the Loan when we were approached by KSH who needed funding to exercise a right of first refusal to purchase Trust interests from another beneficiary of the Sartorius Trust.

How the Loan is to be Repaid. The Loan is to be repaid by SHB in cash in full on the maturity date. By its terms the Sartorius Trust will have been liquidated by the maturity date of the Loan, providing SHB a potential source of funds to repay the Loan.

Circumstances that would result in receipt of ordinary shares of Sartorius AG. The Loan is collateralized by a pledge of Trust interests under the Sartorius Trust. Upon an event of default by SHB, Bio-Rad would be entitled to enforce the pledges of the Trust interests, which represent the right to receive the underlying Sartorius AG shares upon the dissolution of the Sartorius Trust (which per the terms of the Sartorius Trust will occur in July 2028). Prior to a termination of the Trust, the Trust interests are not tradable on the capital markets.

Relationship between SHB and Sartorius AG. The sole shareholder of SHB is KSH, who is one of several beneficiaries under the Sartorius Trust. The Sartorius Trust currently owns 50.1% of the ordinary shares of Sartorius AG. We are unsure as to the usage of the term “Creditor” in the question, but at this point we are not aware of other assets owned by SHB that can be used to fund the repayment of the Loan to Bio-Rad. As a result, a significant decline in the value of the Sartorius ordinary shares would reduce the value of the collateral for the Loan, and in such circumstances the value of the Collateral may be insufficient to cover the repayment of the Loan. Again, Sartorius AG is not a party to, and has no involvement with, this Loan transaction.

Explain to us why you do not have the ability to access the operating or financial information necessary to apply the equity method of accounting when Sartorius AG’s financial statements appear to be published elsewhere. Tell us whether there are any financial reporting requirements under any of Sartorius AG’s equity or loan agreements.

Response:

Sartorius AG is based in Göttingen, Germany and has voting shares listed on the Frankfurt Stock Exchange. Sartorius AG publicly discloses its financial statements on a half year and annual basis. The publicly disclosed financial statements are inadequate as presented to enable the Company to apply the equity method of accounting as they are presented based on the application of IFRSs as adopted by the EU, and also do not include any disclosures on reconciling the financial results to US GAAP. The principal reason why the information as disclosed, is insufficient is that Sartorius AG reports its financial information based on the application of IFRS.

Bio-Rad management performed an assessment to determine whether the publicly available information relating to Sartorius contains a sufficient level of detail to allow Bio-Rad management to perform a reconciliation to US GAAP (“GAAP”). We determined that it did not. As noted above, the Company requested from Sartorius on multiple occasions the non-public financial information necessary to enable the Company to reconcile the Sartorius financial results to US GAAP, but Sartorius rejected these requests due to confidentiality restrictions under German stock corporation law. Sartorius has no obligation to provide us with any additional financial information that is not generally available to all other stockholders.

We reviewed the Sartorius AG 2020 Annual Report which included the 2019 and 2020 annual financial statements and identified the following nine (9) key areas of IFRS/GAAP differences, noting that insufficient information is publicly available to perform an IFRS to GAAP reconciliation:

1)	Research and Development costs

2)	Taxes

3)	Leases

4)	Defined benefit plans

5)	Impairments

6)	Provisions

7)	Hedging and derivatives

8)	Consolidation (including special purpose entities) and investments in joint ventures and associates

9)	Property Plant & Equipment

We believe these areas are where Sartorius accounting policies under IFRS could create material differences from US GAAP and without further information from Sartorius, the Company could not quantify the impact of the differences to allow for a reconciliation to US GAAP in order to apply the equity method appropriately and/or make a materially accurate disclosure.

Based on our review of the Sartorius 2020 and 2019 financial statements and assessment of the potential magnitude of the identified differences noted, these differences could result in a material misstatement in Bio-Rad’s disclosures that require GAAP financial statements and financial information of Sartorius based on the above disclosure requirements under Rule 3-09, Rule 4-08(g) and Rule 4-08(e)(2), and in our judgement will result in the omission of information that is important to the users understanding of the financial position and financial performance of the investee. As we are unable to quantify or reasonably estimate the impact of these differences to allow for a reconciliation to GAAP, disclosure of required financial statement information for our investment in Sartorius may not be materially accurate in accordance with GAAP.

In our analysis we have identified the type of information that would be required to further assess and determine an adjustment to convert the IFRS reporting to US GAAP and note that such information is not publicly available and can only be obtained from Sartorius, and in certain circumstances would require significant effort and involvement of third-party specialists to prepare information that we believe would not be even readily available to Sartorius. While the assessment and quantification of Sartorius balances and activity was limited to 2019 and 2020, we have no ability to anticipate the magnitude and potential changes in application of IFRS in future periods that could result in additional differences or differences of an even greater magnitude.

As noted above, we requested the information necessary to perform the IFRS/US GAAP reconciliation from Sartorius but Sartorius rejected our request due to confidentiality restrictions under German stock corporation law. Sartorius has no obligation to provide us with any additional financial information that is not generally available to all other stockholders.

Accordingly, we believe that we are unable to apply the equity method of accounting appropriately or make materially accurate disclosure under US GAAP.

Tell us whether there are any financial reporting requirements under any of Sartorius AG’s equity or loan agreements

We are not aware of whether Sartorius AG has any financial reporting requirements under any of its equity or loan agreements. Sartorius does not have any financial reporting requirements to Bio-Rad. We acquired our shares in the open market, and there is no written obligation from Sartorius to provide us with any financial information that is not generally provided to all Sartorius stockholders.

As noted above, there is no loan between Sartorius AG and Bio-Rad. The loan receivable as disclosed in the Fair Value Measurements and Investments footnote in the Bio-Rad 2021 Form 10-K, is a loan between Bio-Rad and Sartorius-Herbst Beteiligungen II GmbH, which is not an affiliate of Sartorius.

We trust this response addresses the Staff’s comment. Should you wish to discuss this matter further or if the Staff has additional questions, please contact the undersigned or Bio-Rad’s General Counsel, Tim Ernst, at tim_ernst@bio-rad.com. Thank you.

Very truly yours,

Bio-Rad Laboratories, Inc.

By:	/s/ Ajit Ramalingam
Ajit Ramalingam
SVP, Chief Accounting Officer